JNL Series Trust 485BPOS

Ex. 99.28(d)(30)(v)

Amendment to

Sub-Advisory Agreement Between

Jackson National Asset Management, LLC

and Loomis Sayles & Company, L.P.

This Amendment is made by and between Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser (the “Adviser”), and Loomis Sayles & Company, L.P., a Delaware limited partnership and registered investment adviser (the “Sub-Adviser”).

Whereas, the Adviser and the Sub-Adviser (the “Parties”) entered into a Sub-Advisory Agreement effective as of September 13, 2021, wherein the April 30, 2018 Investment Sub-Advisory Agreement, as amended, was incorporated by reference (the “Agreement”), whereby the Adviser appointed the Sub-Adviser to provide certain sub-investment advisory services to certain investment portfolios (each, a “Fund”) of JNL Series Trust (the “Trust”), as listed on Schedule A to the Agreement.

Whereas, pursuant to the Agreement, the Adviser agreed to pay sub-advisory fees as set forth on Schedule B to the Agreement to the Sub-Adviser for the services provided and the expenses assumed by the Sub-Adviser, and the Sub-Adviser agreed to accept such sub-advisory fees as full compensation under the Agreement for such services and expenses.

Whereas, the Board of Trustees of the Trust approved, and the Parties have agreed to amend the sub-advisory fees, as set forth on Schedule B to the Agreement, to reflect fee reductions for the JNL/Loomis Sayles Global Growth Fund, effective April 27, 2026.

Now Therefore, in consideration of the mutual covenants herein contained, the Parties hereby agree to amend the Agreement as follows:

1)	Schedule B to the Agreement is hereby deleted and replaced in its entirety with Schedule B dated April 27, 2026, attached hereto.

2)	Except as specifically amended hereby, the Agreement shall remain in full force and effect in accordance with its terms.

3)	Each of the Parties represents and warrants to the others that it has full authority to enter into this Amendment upon the terms and conditions hereof and that the individual executing this Amendment is duly authorized to bind the respective party to this Amendment.

4)	This Amendment may be executed in one or more counterparts, which together shall constitute one document.

In Witness Whereof, the Parties have caused this Amendment to be executed, effective as of April 27, 2026.

Jackson National Asset Management, LLC		Loomis Sayles & Company, L.P.

By:	/s/ Emily J. Bennett	By:	/s/ Shannon O. Mangano
Name:	Emily J. Bennett	Name:	Shannon O. Mangano
Title:	VP and Deputy General Counsel	Title:	Co-Director, Client Intake

Schedule B

Dated April 27, 2026

(Compensation)

JNL/Loomis Sayles Global Growth Fund
When Average Daily Net Assets Are Less Than $1.5 Billion
Average Daily Net Assets	Annual Rate
$0 to $100 million	0.30%
$100 million to $500 million	0.28%
Over $500 million	0.27%
When Average Daily Net Assets Are $1.5 Billion or More
Average Daily Net Assets	Annual Rate
All Assets	0.25%

JNL Multi-Manager Alternative Fund*
Average Daily Net Assets	Annual Rate
[FEES OMITTED]

* For the portion of the Average Daily Net Assets managed by Loomis Sayles & Company, L.P.

B-1